Filed by AIR Holdings Ltd.
pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies: AIR Limited

Cantor Equity Partners III, Inc., Commission File No. 001-42716

Date: April 23, 2026

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

On April 23, 2026, AIR Limited issued the following press release to announce the effectiveness of the Form F-4 filed by AIR Limited and Pubco with the U.S. Securities and Exchange Commission.

AIR and Cantor Equity Partners III Announce Effectiveness of F-4 Registration Statement Ahead of Planned Merger and Nasdaq Listing

Extraordinary General Meeting of CAEP shareholders to approve business combination scheduled for May 12, 2026

Combined company to be named “AIR Global PLC” and is expected to trade on the Nasdaq under the ticker symbol “AIIR”

DUBAI, United Arab Emirates – April 23, 2026 – AIR Limited (“AIR” or the “Company”), the global leader in flavored shisha molasses and pioneer in advanced inhalation technologies, and Cantor Equity Partners III, Inc. (Nasdaq: CAEP) (“CAEP”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announce that on April 22, 2026 the Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form F-4 (“Registration Statement”) filed by the Company and AIR Holdings Limited with the SEC in connection with AIR and CAEP’s proposed business combination (the “Business Combination”), previously announced on November 7, 2025.

“The flavored shisha molasses market continues to remain strong, demonstrating its resiliency as a winning category within the broader consumer products space, as the demand for innovative and fun offerings accelerates,” said Stuart Brazier, CEO of AIR. “The SEC’s declaration of effectiveness of our registration statement is an important regulatory milestone in our journey to become a public company, and we look forward to our planned debut on the Nasdaq as a pure-play social inhalation leader in the coming months.”

In connection with the Business Combination, an Extraordinary General Meeting (the “Extraordinary General Meeting”) of CAEP shareholders is expected to be held at 11:00 am ET on May 12 2026, for shareholders of record as of April 17, 2026, the record date to vote on proposals to approve the transactions comprising the business combination. Further information about the Extraordinary General Meeting and associated voting procedures are contained in a definitive proxy statement filed by CAEP with the SEC on

April 22, 2026. Security holders are encouraged to carefully review the disclosures and voting information in advance of the May 12, 2026, Extraordinary General Meeting.

Background Information on AIR’s Business Combination

On November 7, 2025, AIR and CAEP announced that they entered into a definitive business combination agreement (the “Business Combination”) that, upon closing, is intended to result in the combined company AIR Global PLC (“AIR Global”) becoming publicly listed on the Nasdaq in the United States under the ticker symbol “AIIR.”

The transaction is expected to be completed in the second quarter of 2026, subject to regulatory approvals and other customary conditions. Additional information about the Business Combination, including a copy of the Business Combination Agreement, are available in a Current Report on Form 8-K filed by CAEP with the SEC on November 7, 2025 and the definitive proxy statement filed by CAEP and the Registration Statement filed by the Company and AIR Holdings Limited with the SEC, each dated April 22, 2026 and all available at www.sec.gov.

About AIR

Launched in 1999 and headquartered in Dubai, AIR is a global innovation leader in social inhalation, with a multinational presence in over 90 markets worldwide. Its portfolio of companies and assets includes Al Fakher, the world’s leading flavored shisha molasses brand; Hookah.com, North America’s number one B2B e-commerce platform for hookah and shisha by market share; and OOKA, a highly innovative charcoal-free shisha device, among others. AIR’s science program, conducted in partnership with independent accredited laboratories, enables the development of innovative products that combine centuries of tradition with cutting-edge technology designed to reduce harmful compounds and maximize enjoyment for millions around the world.

For more information, please visit https://air.global/.

About Cantor Equity Partners III, Inc.

Cantor Equity Partners III, Inc. (Nasdaq: CAEP) is a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald. Cantor Equity Partners III, Inc. was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

About Cantor Fitzgerald, L.P.

Cantor Fitzgerald, with nearly 16,000 employees, is a leading global financial services and real estate services holding company and a proven and resilient leader for more than 81 years. Its diverse group of global companies provides a wide range of products and services, including investment banking, asset and investment management, capital markets, prime services, research, digital assets, data, financial and commodities brokerage, trade execution, clearing, settlement, advisory, financial technology, custodial, commercial real estate advisory and servicing, and more.

Forward-Looking Statements

This press release contains “forward-looking statements,” within the meaning of U.S. federal securities laws. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,”

“strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the anticipated timing and completion of the Proposed Business Combination; AIR Global’s proposed Nasdaq listing; the ability to satisfy closing conditions, obtain required shareholder and regulatory approvals, and meet applicable listing standards; the expected structure of the Proposed Business Combination and potential adjustments thereto; anticipated benefits of the Proposed Business Combination to AIR, CAEP and AIR Global; AIR’s growth strategy, market expansion plans, product innovation pipeline and commercialization efforts (including with respect to OOKA and other new technologies); partnerships and go-to-market initiatives; and market size, share and adoption trends. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause AIR Global’s or AIR’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination (including as a result of a termination of the Business Combination Agreement and/or any related agreements between the relevant parties); the outcome of any legal proceedings that may be instituted against AIR Global, CAEP or AIR, any of their subsidiaries or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet the Nasdaq Stock Market listing standards upon closing of the Proposed Business Combination and admission of AIR Global for trading on the Nasdaq Stock Market; the risk that the Proposed Business Combination disrupts current plans and operations of AIR as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of AIR to grow, retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; and other risks and uncertainties set forth in the F-4. Forward-looking statements are inherently subject to risks and uncertainties, many of which AIR, CAEP and AIR Global cannot predict with accuracy and some of which neither AIR, CAEP nor AIR Global might even anticipate. The forward-looking statements contained in this press release speak only as of the date of this release. Readers are cautioned not to put undue reliance on forward-looking statements, and AIR, CAEP and AIR Global do not assume any obligation to and do not intend to publicly update any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or AIR Global or any other person that the events or circumstances described in such statement are material.

No assurances can be made that the parties will successfully close the Proposed Business Combination or close the Proposed Business Combination on the timeframe currently contemplated. The Proposed Business Combination is subject to regulatory approvals and other customary conditions to closing.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the definitive proxy statement filed by CAEP and the final prospectus filed by AIR Global, each dated April 22, 2026, the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025, CAEP’s Quarterly Reports on Form 10-Q, CAEP’s Annual Report on Form 10-K, and other documents filed by CAEP and AIR Global from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that CAEP, AIR and AIR Global do not presently know or that CAEP, AIR and AIR Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Important Information for Investors and Shareholders

AIR Global and AIR initially filed an F-4 registration statement with the SEC on April 22, 2026 (the “F-4”), which became effective on April 22, 2026 and contains a definitive proxy statement of CAEP and a final prospectus of AIR Global in connection with the Proposed Business Combination. The definitive proxy statement and other relevant docusments will be mailed to shareholders of CAEP as of the record date of April 17, 2026. SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED BUSINESS COMBINATION BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT CAEP, AIR, AIR GLOBAL AND THE PROPOSED BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the F-4 and the final proxy statement/prospectus, without charge, on the SEC’s website at www.sec.gov or by directing a request to Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022, email: CantorEquityPartners@cantor.com and to AIR Global, Festival Office Tower, Dubai Festival City, 7th Floor, Dubai, United Arab Emirates, email: investor@air.global.

Participants in the Solicitation

CAEP, AIR, AIR Global and their respective directors and executive officers and certain of their shareholders may be deemed under SEC rules to be participants in the solicitation of proxies of CAEP shareholders in connection with the Proposed Business Combination. A list of the names of such persons, and information regarding their interests in the Proposed Business Combination and their ownership of CAEP’s securities are contained in the F-4 as well as CAEP’s filings with the SEC, including CAEP’s prospectus filed on June 26, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CAEP’s shareholders in connection with the Proposed Business Combination, including the names and interests of CAEP’s, AIR Global’s and AIR’s directors and executive officers, are set forth in the proxy statement/prospectus contained in the F-4. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release and the information contained herein are for informational purposes only and shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Business Combination or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section

10 of the Securities Act of 1933, as amended (the “Securities Act”). Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Investor and Media Relations Contact:

ICR

AIRglobal@icrinc.com